Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) announces to its shareholders and to the market – this announcement being published in the website of the Brazilian Securities and Exchange Commission (“CVM”) – the publication of the first draft of the notice of the unified public offering for  the purposes of cancelling the registration of Redecard S.A. (“Redecard”) as a publicly held company and its delisting from the Novo Mercado of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“Novo Mercado”) in accordance with the filing  with the CVM on March 7, 2012 pursuant to Paragraph 4, Article 4 of Law 6.404/76, CVM Instruction 361/02 and Sections X and XI of the Novo Mercado Listing Regulations (“OPA”). This draft is subject to the CVM’s comments and may be amended up to the date of publication in its final version.

Itaú Unibanco also wishes to make clear that the proposed price is R$35.00 per share and that it is not the Company’s intention to discount the dividend paid out on results reported by Redecard in 2011 from this price. The value of dividends to be declared and subject to approval by the Annual General Meeting of Redecard to be held by April 30, 2012, will be R$ 1.1065 per share. It should be noted that the proposal for the distribution of this dividend was approved by the Board of Directors of Redecard and was disclosed to the market in the account statements of Redecard as well as in the company’s form pursuant to Attachment 9-1-II of CVM Instruction 481/09.

São Paulo, March 14, 2012.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer